Hebron Technology Co., Ltd. s No. 587 15th Road, 3rd Av., Binhai Ind. Park s

Economic & Technology Development Zone s Wenzhou, Zhejiang Province s China s +86-0577-8689-5678

March 31, 2016

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Hebron Technology Co., Ltd.

SEC comment letter dated February 19, 2016 about Pre-Effective Amendment 1 to Registration Statement on Form F-1 File No. 333-208583

Dear Ms. Long:

On behalf of Hebron Technology Co., Ltd. (the “Registrant”, “Hebron Technology” or the “Company”) and in response to the comments set forth in your letter dated February 19, 2016, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Pre-Effective Amendment 2 (the “Second Amendment”) to our Registration Statement on Form F-1. Capitalized terms used herein shall have the meanings ascribed to them in the Second Amendment unless otherwise defined herein. We have also enclosed five redlined copies of the Second Amendment compared against the Pre-Effective Amendment 1 to our Registration Statement on Form F-1 for your review.

Financial Statements

General

1.	We note your response to comment 8 of our letter dated January 11, 2016. Your current disclosures throughout the filing indicate that the four million shares were repurchased for $4,000, whereas your response to comment 12 indicates that cash was not paid to the shareholders. In addition, we note that your cash flow statement for the period ended June 30, 2015 reflects a net $11,000 as proceeds from stock issuance and repurchase which would imply that there was cash paid for these four million shares. Please advise. If cash was not received as your response to comment 12 indicates, it would appear that this repurchase may be more of a reverse stock split for which ASC 260-10-55-12 would indicate retroactive treatment would be appropriate. If cash was received for the four million shares, we continue to have difficulty understanding why a treasury share transaction would also be reflected on a retroactive basis pursuant to ASC 260.

We acknowledge the comment and confirm that there was no cash paid for the repurchase. The Company updated the consolidated financial statement for the year ended December 31, 2015 in the Second Amendment which indicates no cash consideration received or paid from the Company’s nominal share issuance and repurchase transaction.

Note 1 – Business Description

Reorganization, page F-8

2.	We note your response to comment 9 of our letter dated January 11, 2016. In regards to the transaction that occurred on October 22, 2012 between Mr. Shih Chang Chen and Hebron Technology, please further advise how you determined that this was a common control transaction. Your response indicates that Mr. Shih Chang Chen was a friend of Mr. Anyuan Sun rather than an immediate family member. Your response also indicates that Mr. Shih Chang Chen nominally held the shares on behalf of Mr. Anyuan Sun’s brother who further nominally held the shares for Mr. Anyuan Sun. It is not clear what is meant by nominally held and why Mr. Shih Chang Chen would have held these shares instead of Mr. Anyuan Sun’s brother or Mr. Anyuan Sun. Please advise. Please also tell us whether there were any written agreements between Mr. Shih Chang Chen, Mr. Anyuan Sun, or Mr. Anyuan Sun’s brother related to these shares, specifically in regards to the voting of these shares.

Pamela A. Long, Assistant Director

March 31, 2016

We acknowledge the comment and respectfully advise the Staff that HK Xibolun was formed in accordance with laws and regulations of Hong Kong on June 14, 2011. By the time of its incorporation, Mr. Lingmin Sun nominally held 100% of the equity of HK Xibolun for Mr. Anyuan Sun. This was because Mr. Anyuan Sun already owned 70% of the equity of Xibolun Equipment then, and in order to maintain the Sino-Foreign joint venture status of Xibolun Equipment, an offshore entity which was not held by Mr. Anyuan Sun needed to hold 30% of the shares of Xibolun Equipment. Pursuant to the Shareholding Entrustment Agreement entered by Mr. Anyuan Sun and Mr. Lingmin Sun on May 21, 2011, Mr. Anyuan actually owned 100% of the shares of HK Xibolun and had all the rights and duties of the shares while Mr. Lingmin Sun was the nominal shareholder who had no actual rights or duties regarding the shares, including voting rights. The abovementioned Shareholding Entrustment Agreement has been filed as Exhibit 10.25 to the Second Amendment.

On May 15, 2012, in order to meet a new requirement that a foreign company be held by a non-Chinese citizen, Mr. Lingmin Sun, a Chinese citizen, transferred 100% of the equity of HK Xibolun to Mr. Shih Chang Chen, who is a friend of Mr. Anyuan Sun and a Taiwanese citizen. Pursuant to the Shareholding Entrustment Agreement entered by Mr. Lingmin Sun and Mr. Shih Chang Chen on May 21, 2012, they both agreed that the equity of HK Xibolun would be entrusted to Mr. Chen, and Mr. Chen would hold the aforesaid equity for Mr. Lingmin Sun (who continued to act for the benefit of Mr. Anyuan Sun) without any actual rights of shares, such as disposition rights, rights to retain proceeds and voting rights. The related Shareholding Entrustment Agreement has been filed as Exhibit 10.26 to the Second Amendment. Based on the above agreements and description, we believe Mr. Anyuan Sun is the ultimate controlling shareholder of the Company in substance.

Unaudited Financial Statements

Note 1 – Business Description, page F-27

3.	We note your response to comment 12 of our letter dated January 11, 2016. The recipients of the eight million shares transferred by Mr. Zhang included individuals who introduced business partners and customers to Xibolun Equipment or provided capital support to Xibolun Equipment. We note that Xibolun Equipment is one of your subsidiaries. Given that it would appear that your company benefitted from the services provided by these individuals, please help us better understand your consideration of SAB Topic 5:T in determining no compensation expense needs to be recorded related to these share transfers.

We acknowledge the comment and respectfully advise the Staff that in accordance with SAB Topic 5:T, the Company believes that such a transaction is similar to those described in FASB ASC paragraph 718-10-15-4 (Compensation — Stock Compensation Topic), which states that “share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Topic unless the transfer is clearly for a purpose other than compensation for services to the reporting entity.”

When the Company determined the accounting application, we also reviewed the additional guidance as follows included in prior accounting literature for share-based payments might suggest that an arrangement should not be accounted for as compensation in the financial statements of the investee. While this guidance was not included in ASC 718, we believe it is generally consistent with the concept described in ASC 718 and might be helpful in evaluating transactions between employees and economic interest holders in the employer.

• The relationship between the shareholder and the company’s employee is one that would normally result in generosity (e.g., an immediate family relationship).

• The shareholder has an obligation to the employee, which is completely unrelated to the latter’s employment (e.g., the stockholder transfers shares to the employee because of personal business relationships in the past, unrelated to the present employment situation).

• The company clearly does not benefit from the transaction (e.g., the stockholder transfers shares to a low-level employee with whom he or she has had a close relationship over a number of years).

Based on the above, we believe the eight million share transferred by Mr. Sun Zhang is for a purpose other than compensation for service to the reporting entity. In substance, these shares were gifted to the related transferee because of Mr. Auyuan Sun’s generosity. There were no previous arrangements, plans or obligations for the Company to issue these shares to the recipients. The recipients are neither employees of the Company nor third parties who had service arrangements with the Company. The reason these recipients helped Mr. Anyuan Sun when he started the business many years ago was their long term close friendship, rather than for compensation. Indeed, there was no expectation of compensation, let alone equity in Mr. Sun’s business. Therefore, we believe the stock issuance to these individual is a separated transaction and ought not be treated as compensation for service.

Thank you in advance for your assistance in reviewing this response and the Second Amendment.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,
Hebron Technology Co., Ltd.

By:	/s/ Steven Fu
Name:	Steven Fu
Its:	Chief Financial Officer